Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

August 30, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams Suzanne Hayes Tara Harkins Brian Cascio

Re:	Biofrontera Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 12, 2021 File No. 333-257722

We are submitting this letter in response to the comment letter, dated August 20, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 3 marked to indicate changes from the Amendment No. 2 to the Registration Statement filed on August 12, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Amendment No. 3 to update other disclosures, including updating the financials for the six month periods ended June 30, 2021 and 2020. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the clean version of the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed on August 12, 2021

Business

Our Strategy, page 65

1.	We note your response to comment 3. In your revised disclosure you changed the future interest from an attempt to acquire a controlling interest in your parent company to simply “shares” of your parent company, with the same goal, “to strengthen [y]our U.S. market position through control of future pipeline development.” Revise to disclose under German law what percentage of ownership of Biofrontera AG you would need to own to control the company, and thus your future pipeline development. In addition, we note the disclosure that there have been no negotiations with Biofrontera AG shareholders. Revise to also address Biofrontera AG control persons.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 65 to include disclosure regarding the percentage of ownership that we would need to be deemed to control Biofrontera AG. As is the case for companies incorporated under Delaware law, if we were able to acquire more than 50% of the voting control of Biofrontera AG, we would clearly be in control of Biofrontera AG. Even if we controlled less than 50% of the voting control of Biofrontera AG, we would still in practice be able to control Biofrontera AG so long as we held the voting control of the majority of shares present and entitled to vote at a shareholder meeting. Below 50% of the outstanding shares, there is no bright line under German law, which determines whether a significant shareholder has such de facto control of a company. Instead whether a company is controlled by a shareholder depends on the facts and circumstances of each meeting and may vary from meeting to meeting. We had revised the previous disclosure to remove the reference to acquiring a “controlling interest” because, as already noted in the disclosure for that section, we cannot be sure at this time whether it is possible for us to acquire a clear controlling interest in Biofrontera AG. However, if the circumstances are favorable, we might seek to acquire shares in order to obtain de facto control at shareholder meetings, if not outright “control” as defined under German law.

We have also revised the disclosure on page 65 to indicate that there have been no negotiations with any person or entity deemed to control Biofrontera AG and that there is no current agreement, arrangement or understanding between us and Biofrontera AG with respect to any possible acquisition other than the Biofrontera AG’s intent to abstain from voting any of our shares if shareholder approval is required for the issuance of any of our shares in connection with such a possible acquisition, as previously disclosed on page 65.

Legal Proceedings, page 77

2.	We reissue comment 4 to the extent it is unclear where you have addressed the allocation of legal costs and liability when you cease to be a wholly owned subsidiary.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 77 to add disclosure regarding the agreement we plan to enter into with Biofrontera AG upon the consummation of the offering to allocate costs of the DUSA litigation between the two companies based on a percentage to be determined following the consummation of this offering based on Biofrontera AG’s ownership of Biofrontera Inc. at that time. We respectfully inform the Staff that we also have included disclosure that any agreement to allocate liability will be negotiated once the outcome of the DUSA litigation is known.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com

Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

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